SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. ) (1)

                      Highland Holdings International, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock
                   Series A Voting Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                   Common Stock 430134-30-4
                   Series A Voting Convertible Preferred Stock-none
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  John Derrico
                  480 Route 9 North
                  Englishtown, NJ 07726  tel 732 617 2855
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of  Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 430134-30-4                 13D                     Page   of   Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Derrico

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

       SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

________________________________________________________________________________
               7    SOLE VOTING POWER

                          667 shares of Common Stock
  NUMBER OF           913,200 Shares of Series A Voting Convertible Preferred
                      Stock ("Preferred Stock")
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

                          667 shares of Common Stock
  REPORTING           913,200 Shares of Preferred Stock
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           667 shares of Common Stock
       913,200 Shares of Preferred Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Common Stock approximately <1%
        Preferred Stock approximately 34%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Securities and Issuer

     This Schedule relates to Series A Voting Convertible Preferred Stock, $.001 par value per share ("Preferred Stock"), and common stock, $.001 par value per share ("Common Stock"), of Highland Holdings International, Inc., a Delaware corporation (the "Issuer"). Each share of Preferred Stock is convertible into 5 shares of Common Stock. The address of the Issuer is 5075 Warner Avenue, Suite B, Huntington Beach, CA 92649.

Item 2.  Identity and Background

(a) - (c) This Schedule is being filed by John Derrico, the beneficial owner of 913,200 shares of Preferred Stock (convertible into 4,566,000 shares of Common Stock) and 667 shares of Common Stock ("Reporting Person"). The Reporting Person serves as President of the Issuer and as President of E Street Access, Inc., a subsidiary of the Issuer ("E Street"). The principal business address of the Reporting Person is 480 Route 9 North, Englishtown, NJ 07726.

(d) Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during th past five years.

(e)-(f) Reporting Person is a U.S. citizen and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which such person was or is a subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration

     Reporting Person received 913,200 shares of Preferred Stock (convertible into 4,566,000 shares of Common Stock) and 667 shares of Common Stock in exchange for his 4,566,667 shares of E Street common stock pursuant to a Plan and Agreement of Reorganization dated June 29, 2001 among the Issuer, E Street and certain shareholders of E Street ("Plan") described in Item 4 below.


Item 4.  Purposes of Transaction

(a) - (j)

     The purpose of the issuance of the Common Stock and Preferred Stock of the Issuer was to facilitate the consummation of the transactions contemplated by the Plan as described below:

     The transactions contemplated by the Plan are a reorganization of the corporate parties under either or both of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code, as amended, pursuant to which the Issuer is exchanging its shares of Common Stock for shares of common stock of E Street, with the result that E Street has become a subsidiary of the Issuer. As the Issuer did not have the required number of shares of Common Stock to complete the exchange, it agreed to issue shares of its Preferred Stock to certain E Street shareholders including the Reporting Person. Each share of Preferred Stock was issued in exchange for five shares of E Street common stock. Upon approval by the E Street shareholders to an increase in the number of shares of Common Stock which the Issuer is authorized to issue, the Preferred Stock will be converted into Common Stock. As a result of such transactions, on July 16, 2001, the Issuer issued 2,646,533 shares of Preferred Stock and 5,800,669 shares of Common Stock to certain E Street shareholders in exchange for approximately 70% of the outstanding stock of E Street. All remaining shareholders of E Street are being offered the opportunity to exchange their shares for shares of Common Stock of the Issuer on a one-for-one basis. The interim issuance of Preferred Stock notwithstanding, it is the intention of the Issuer that all shareholders of E Street have the opportunity to exchange their shares of E Street common stock for an equal number of shares of the Issuer's Common Stock.

The Issuer has agreed to nominate the Reporting Person for election to its Board of Directors and submit such nomination to its shareholders at the next meeting thereof. On July 16, 2001, the Issuer and Reporting Person entered into an employment agreement naming the Reporting Person as President of the Issuer.

Reporting Person may acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, or certain stock option plans, upon such terms and at such prices as shall be determined. Reporting
Person also reserves the right to dispose of any or all shares subject to applicable securities laws and a two year lock-up agreed to as part of the Plan. Reporting Person's shares may be released from the lock-up solely by the Board of Directors, acting in its sole discretion.

Item 5.   Interest in Securities of the Issuer

(a) Reporting Person beneficially owns 913,200 shares of Preferred Stock (convertible into 4,566,000 shares of Common Stock) and 667 shares of Common Stock. Upon conversion of the Preferred Stock, the Reporting Person would own approximately 22% of the outstanding Common Stock of the Issuer.

(b) Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all shares of Common Stock and Preferred Stock disclosed in Item 5(a) above.

(c)  Except  as  described  herein,   Reporting  Person  has  not  effected  any
transaction in the Common Stock or Preferred Stock of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Registrant.

     The information set forth, or incorporated by reference in Item 4 regarding the Plan is hereby incorporated by reference. Except as may be set forth above, to the best knowledge of Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

         Exhibit 10.1      Plan and Agreement of Reorganization dated
                           June 29, 2001*

---------
* Such document is to be incorporated by reference to exhibit 8 to Issuer's Current Report on Form 8-K to be filed July 31, 2001.



                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set froth in this statement is true, complete and current.

Date:    July 26, 2001                                   /s/ John Derrico
                                                         --------------------
                                                         John Derrico